EXHIBIT 99.2

NCR Channel Sales Team:

By now most of you have seen the announcement on an agreement for NCR to acquire Radiant Systems, the #1 provider in the hospitality industry and a market leader in multi-channel point-of-sale and managed hosted services solutions. This is a great opportunity for NCR and our Partners, and reinforces our commitment to aggressive growth through the indirect channel. I wanted to share an advanced copy of a letter that will be distributed to our partners later today.

What makes this move even more exciting is the re-commitment we have made as an organization to our Channel Partners. Bill Nuti talked at our partner conference about a culture that is committed to the channel – this latest announcement is a significant milestone on this journey. Radiant Systems has had phenomenal success selling through partners in markets we don’t currently cover today. In addition, we will acquire some 700 plus partners with little to no overlap. On top of the new partners, the Radiant Systems portfolio will allow us to expand (over time) our traditional offerings to existing partners – helping to accelerate growth through the channel.

I am extremely excited by this acquisition and it again reinforces why this is a great time to be part of NCR – and an even better time to be part of building a world-class channel ecosystem that will create a competitive differentiator for years to come.

Thanks you for all your support and I look forward to continued excitement and growth. Please review the material that is being made available and, where appropriate, reach out to key partners to discuss. We will provide additional detail on integration as they are made available. In the meantime, please remember that we are still pending regulatory approval and will be operating as two separate companies until the deal closes.

Regards,

David

The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, NCR Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Radiant Systems, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Radiant Systems, Inc. shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.